Exhibit 12

HONEYWELL INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Nine Months Ended September 30, 2005
(Dollars in millions)

Determination of Earnings:
Income before taxes	$1,597
Add (Deduct):
Amortization of capitalized interest	17
Fixed charges	340
Equity income, net of distributions	8
Total earnings, as defined	$1,962

Fixed Charges:
Rents(a)	$80
Interest and other financial charges	260
340
Capitalized interest	13
Total fixed charges	$353
Ratio of earnings to fixed charges	5.56

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.